VIA EDGAR

January 19, 2021

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Nowigence, Inc.

Post-Effective Amendment No. 6 to Form 1-A

Filed December 6, 2020

File No. 024-10957

Dear Mrs. Woo,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Post-qualification Amendment No. 6 (“Amendment No. 6”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 6 via EDGAR to reflect changes to the Form 1-A filed on December 6, 2020.

In addition, we are providing the following responses to your comment letter, dated December 15, 2020, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

-Post-Effective Amendment No. 4 to Form 1-A

Cover Page

1. We note your CEO, Mr. Bhatia, controls 93.68% of the voting power before the offering.

Please revise the amount of aggregate voting power your officers and and directors will own if all 12,500,000 shares of Class A common shares are sold.

Response:

We have amended and revised. Now reads. (Following this Offering, and assuming all 12,500,000 Class A common shares are sold, our officers and directors will own an aggregate of 91.29% of the voting power of our voting capital stock.)

Offering Circular Summary

Business Sector, page 10

2. Please disclose the basis for the statement that you believe that you are close to receiving an order from one of the most reputed national boards of Secondary School Education in

India.

Response:

We have provided the basis for the statement via scure file transfier due to confidentiality.

Risk Factors

Because the Offering Price of our Common Stock, page 27

3. Please restate the offering price per share to accurately reflect the price for this offering.

Response:

We have amended and revised. Now reads. (Therefore, if you purchase shares of our Common Stock in this Offering, based on the Offering Price of $4.00 per share,)

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

CC: Anoop Bhatia

CC: David Evans, Esq